June 10, 2016

DIRECT DIAL 216.696.2691  |  christopher.hewitt@tuckerellis.com

VIA EMAIL AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:   Gas Natural Inc.

         Revised Preliminary Proxy on Schedule 14A

         Filed June 6, 2016 by The Committee to Re-Energize Gas Natural

         File No. 001-34586

Dear Ms. Ransom:

On behalf of The Committee to Re-energize Gas Natural (the “Committee”), we are supplementally responding to the Staff’s comment letter dated June 10, 2016, regarding the Committee’s above-referenced Preliminary Proxy Materials on Schedule 14A. For your convenience, the Staff’s comments are repeated in italics below and the Committee’s response to the comment follows. Unless otherwise indicated, the page references below are to the attached copy of Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) filed on the date hereof. Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule 14A.

General

1.      We note your response to the first bullet of comment 3. Please provide additional support for your statement that Gas Natural has “shift[ed] to a national call center instead of continuing to have sales representatives in the field….” It is our understanding that Gas Natural is not utilizing a national call center for its utility operations. Further, please provide support for your statement that this shift has negatively impacted revenues.

RESPONSE:

We have revised the disclosure on page 5 of the Schedule 14A to strike the references to the national call center. While Mr. Osborne is comfortable that these statements are accurate, ultimately, this point is not critical to the Committee’s story. The larger point, which is adequately supported, is that the Company’s performance has suffered since Mr. Osborne departed the Company.

Securities and Exchange Commission
<June 10, 2016>

2.	We note your response to comment 11. It appears that the language is still contradictory and inconsistent with Exchange Act Rule 14a-4(b)(1). In that regard, under “Authorized Signatures” you continue to state that the Proxy will be voted as recommended by the Nominees if no voting instruction are indicated above, yet you make no recommendations as to Proposals 3 and 4. Please revise or advise.

RESPONSE

We have revised the disclosure on the proxy card in response to the Staff’s comment by deleting that sentence. As you noted in your June 3, 2016 comment letter, the required disclosure on how the Nominees intend to vote in the absence of instruction is contained earlier on the proxy card and this sentence was not complete and/or contradicted that disclosure. In response to that comment, we fixed another sentence and missed this one. We now see the issue and have fixed by removing the redundant sentence.

In connection with the above response, the participants acknowledge that:

•	the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-696-2691.

Very truly yours,

TUCKER ELLIS LLP

/s/ Christopher J. Hewitt

CJH:ch

cc:	Richard M. Osborne, Sr.
James R. Warren, Esq.